February 5, 2009
Via IDEA and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

Attention:	Mr. Lyn Shenk Branch Chief

Re:	Pinnacle Entertainment, Inc. File No. 001-13641 Form 10-K: For the Fiscal Year Ended December 31, 2007 Form 10-Q: For the Quarterly Period Ended September 30, 2008
Dear Mr. Shenk:
This letter is being filed in response to comments received by Pinnacle Entertainment, Inc. (the “Company”) from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated January 28, 2009 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Form 10-Q for the quarterly period ended September 30, 2008. The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the responses of the Company.
Form 10-K: For the fiscal year ended December 31, 2007
Notes to the Consolidated Financial Statements, page F-7
Note 1: Summary of Significant Accounting Policies, page F-7
Property and Equipment, page F-8
Goodwill and Other Intangible Assets, page F-9
1.	The January 16, 2009 response letter states that you are finalizing your current year’s impairment analysis (as of October 1, 2008) and the Company would be pleased to provide the staff with the detailed results. Therefore, as requested in our prior comment, please provide us with this current detailed impairment analysis of the Company’s investment in property and equipment and goodwill and other intangible assets.

Response:
The Company is still in the process of completing the current year’s impairment analysis (as of October 1, 2008) of the Company’s investment in property and equipment and goodwill and other intangibles. The Company will provide the Commission with its detailed impairment analysis as soon as it has been completed.
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•	With respect to the preceding responses, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the foregoing, please contact me or Dan Boudreaux at (702) 784-7777.

Sincerely,
/s/ Stephen H. Capp
Stephen H. Capp,
Executive Vice President and Chief Financial Officer of Pinnacle Entertainment, Inc.

Copy to:
Mr. Patrick Kuhn
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549-3561
(Via Fax and FedEx)
Mr. Joe Foti
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington D.C. 20549-3561
(Via Fax and FedEx)

Mr. Dan Boudreaux
Chief Accounting Officer of Pinnacle Entertainment, Inc.
3800 Howard Hughes Pkwy, Suite 1800
Las Vegas, NV 89169
(Hand Deliver)